02032625

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

General Binding Corporation
Exact name of Registrant as specified in charter

0000040461
Registrant CIK Number

Definitive Proxy Statement for Annual Stockholder's Meeting of May 21, 2002
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-2604
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northbrook, State of Illinois, May 1, 2002.

General Binding Corporation
(Registrant)

By: [signature]
Steven Rubin
Vice President, Secretary
& General Counsel

formSE.01.proxy

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on the Company's Common Stock for the last five fiscal years with the cumulative total return on the NASDAQ Composite Index and a peer group consisting of other companies that manufacture and sell office products.



General Binding Corporation
Peer Group
NASDAQ Total Return Index
DOLLARS
$350
$300
$250
$200
$150
$100
$50
$0
12/96
12/97
12/98
12/99
12/00
12/01

	12/96	12/97	12/98	12/99	12/00	12/01
General Binding Corporation	100	102	129	42	24	46
Peer Group	100	118	103	75	66	88
NASDAQ Total Return Index	100	122	173	321	193	153

The peer group used in the preceding graph consists of the Company, The Standard Register Company, Wallace Computer Services, Inc., Ennis Business Forms, Inc., Hunt Manufacturing Co., A.T. Cross Company, and United Stationers Inc.